MED ONE OAK, INC.
9201 Pinecroft
The Woodlands, Texas  77380

February 28, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William H. Thompson, Branch Chief

Re:	Med One Oak, Inc.
Form 8-K

Filed January 29, 2013
File No. 0-49999

Dear Mr. Thompson:

On behalf of Med One Oak, Inc. (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 30, 2013 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K filed with the Commission on January 29, 2013 (the “Current Report”).

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 1 to the Form 8-K (the “Amendment”). For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in its entirety, with the Company’s response set forth immediately under the comment.

Item 4.01 Changes in Registrant’s Certifying Accountant

(a)	Previous Independent Auditors

1.
Please revise your disclosure in paragraph (a)(ii) to clarify that the report of Peter Messineo, CPA for each of the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Response:

The Amendment includes the following revised disclosure:

“The report of Messineo for each of the past two years ended December 31, 2011 and 2010 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles, except that the report for each of the two years contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern.”

Item 9.01 Financial Statements and Exhibits

2.	Please file an updated letter from Peter Messineo, CPA as Exhibit 16 to the amendment filed in response to our comment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response:

The Amendment includes as Exhibit 16 an updated letter from Peter Messineo, CPA, as required by Items 304(a)(3) and 601(b)(16) of Regulation S-K.

*  *  *

 In connection with the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ivan Wood, Jr.
Ivan Wood, Jr.
Chief Executive Officer